Exhibit 4.9

Medigus Ltd. (the "Company")

Share Option Plan (Series A), for the Allocation of Non-Tradable
Options to the Company's Office Holders and Employees

Table of Contents

1.	Introduction	3
2.	Administration of the Plan	4
3.	Terms of Options	5
4.	Imputation of Income	11
5.	Allocation of Options and Underlying Shares to the Trustee and Offerees	11
6.	Eligibility for Options	12
7.	Limitation on Transferability of the Options and/or Underlying Shares	13
8.	Exercise of Options	13
9.	Termination of Offerees' Employment	14
10.	Dividends	16
11.	Taxation and Other Arrangements Relating to the Grant of Options to Offerees	16
12.	Continued Employment	17
13.	Necessary Approvals	17
14.	Amendment of Provisions	18
15.	Offerees' Additional Liabilities	18
16.	Miscellaneous	19

1.             INTRODUCTION

1.1.
The purpose of this share option plan (hereinafter: the "Plan"), is to allocate, from time to time, to the Company's employees and/or office holders and to employees and/or office holders who will join, if they join, the Company in the future, who are not "interested parties" in the Company by virtue of the holding of the Company's shares (as such term is defined by the Tel-Aviv Stock Exchange guidelines), and who will not be interest parties in the Company by virtue of the holding of the Company's shares should the allocated options be exercised (hereinafter, jointly: the "Offerees" or the "Employees"), up to 2,465,000 options (series A) of the Company (hereinafter: the "Options"). Options to be allocated to the Offerees will be allocated for no consideration. The Options are registered, are non-tradable and are exercisable into no more than 2,465,000 ordinary shares, par value NIS 0.01 each, of the Company. Subject to the adjustments specified in Section 3.7 below, each Option will be exercisable into one share. The Company's board of directors (hereinafter: the "Board") may increase the amount of Options specified in this Section, which may be allocated under this Plan.

Allocation of Options to Offerees under the Plan will be determined by the Board and/or the Committee (as such term is defined below) in accordance with the criteria of seniority, the Offeree's contribution to the Company at the relevant and/or potential allocation date and the Board's and/or the Committee's intentions to further incentivize the Offeree to devote his skills to the promotion of the Company's business and operations.

1.2.
The Plan will be subject to receipt of all approvals and/or performance of all acts required for its coming into effect, as specified in Section 13 herein. The Plan will expire on the expiration date of the last Option allocated under it, unless terminated on an earlier date, subject to the provisions of Section 102 of the Income Tax Ordinance [New Version], 5721–1961 (hereinafter: the "Ordinance") and its regulations, and the Income Tax Rules (Tax Relief regarding Share Allocations to Employees), 5763–2003 (hereinafter, jointly: the "Rules"), and with the Company's and the Offerees' consent.

1.3.
The Options offered under the Plan are offered within the framework of the tax benefit provided to Offerees in accordance with Section 102 of the Ordinance under the capital gains track as set forth in Section 102(b)(3) of the Ordinance.

1.4.
The Company will address the Income Tax Authority for the approval of this Plan, in order to conform to Section 102 of the Ordinance, to the Rules and to any regulations thereunder (Section 102 of the Ordinance, the Rules and such regulations shall be referred to hereinafter, jointly as "Section 102"). If there is a conflict between the provisions of the Plan, its appendices and the agreements entered into under it with the Offerees and the provisions of Section 102, the provisions of Section 102 will prevail, and the Board and/or the Committee shall adjust the Plan in accordance with their sole discretion.

1.5.
Option grants will be approved and executed in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter: the "Companies Law"), the Securities Law, 5728-1968 (hereinafter: the "Securities Law") and the regulations thereunder, as may be in effect from time to time, and/or any law or regulation replacing and / or adding to them.

1.6.
Option grants to the Offerees under this Plan shall not grant nor exclude such Offerees' right or opportunity to participate in any other Company share allocation and/or share option plan, should such plan be in effect.

2.	ADMINISTRATION OF THE PLAN

2.1.
This Plan will be administered directly by the Board, or per the recommendation of a committee to be appointed for this purpose by the Board in accordance with the provisions of the Companies Law (hereinafter: the "Committee").

2.2.
The number of Committee members will be determined from time to time by the Board, provided that it will not be less than 3, among whom at least one external director will serve as set forth in Section 243 of the Companies Law. The Committee will elect one of its members to serve as chairman of the Committee (hereinafter: the "Chairman") and will convene at such times and places as determined by the Chairman. Committee meetings will be documented by minutes of the meetings. The Committee will establish rules and regulations for its administration, in accordance with its sole discretion.

2.3.
Without derogating from the powers of the Board to carry out the actions specified herein, the Committee shall have the authority and discretion to determine on such actions, except as set forth in Section 2.3.1 herein, to which the Committee's authority will be provide the Board with its recommendations:

2.3.1.	To determine the Offerees to whom Options will be granted Options under this Plan and the number of Options to be granted to each such Offeree;

2.3.2.
The Committee will not be authorized to grant Options to Offerees, however, it will be authorized to determine the date and manner by which shares deriving from exercise of Options granted by the Board will be allocated as set forth herein and in accordance with Section 112(a)(5) of the Companies Law;

2.3.3.	To extend the exercise period of the Options by the Offerees, or any part of them, and to condition such extension as it deems necessary;

2.3.4.	To set any rule and execute any matter in connection with this Plan and supervise the administration of the Plan;

2.3.5.	To set each of the Offerees' obligations to the Company in connection with this Plan or its execution;

2.3.6.	To determine the identity of the trustee under the Plan and to replace him at any time, subject to the Income Tax Authority's approval ;

2.3.7.	To determine in any other matter necessary and/or connected to the administration of the Plan, its execution and/or amendment.

2.4.
All resolutions related to the Plan shall be adopted by the Board and/or Committee by an ordinary majority vote. All written resolutions of the Board and/or the Committee, signed by all of their respective members who are entitled to make adopt such written resolution and are holding office at the date any such resolutions are adopted, will be valid as if unanimously adopted by a duly convened meeting of the Board and/or Committee.

2.5.
The Board's or the Committee's interpretation of every section stipulated in this Plan herein or in the undertaking signed by an Offeree as stipulated in Section 15 herein (hereinafter: the "Undertaking"), shall be binding and final.

2.6.	For the avoidance of any doubt, all resolutions related to the Plan shall become effective only pursuant to the receipt of all required approvals.

3.	TERMS OF OPTIONS

The Options will be granted to Offerees for no consideration. The terms and conditions of the Options will be as follows:

3.1.	Transfer and Split of the Options

A.	Transfer

Option grant letters are not transferable.

B.	Split

Each Option grant letter can be split into several grant letters, consisting an aggregate number of Options equal to the number of Options consisted in the Option grant letter so requested to be split. The split will be performed pursuant to a split request signed by the registered owner of the Option grant letter requested to be split or by his lawful representatives, which will be delivered to the Company's registered address in Israel, along with a the Option grant letter so requested to be split. The Offeree shall bear all expenses related to the split, including taxes and other mandatory payments, if any.

3.2.	Exercise of Options

During every business day from the date of grant and until the lapse of six years from the date of grant (hereinafter: the "Exercise Period"), or until such earlier date as may be agreed upon by the Company and the Offeree (hereinafter: the "Expiration Date"), each Option will be exercisable into one fully paid registered ordinary share of the Company, par value NIS 0.01 subject to adjustments as stipulated in Section 3.7 herein (hereinafter: the "Underlying Shares"), in consideration for Nis 0.91 linked to the rise of the Consumer Price Index (hereinafter: the "CPI") as provided herein (hereinafter: the "Exercise Price"). The Exercise Price per Option shall be paid upon the exercise of an Option (hereinafter: the "Payment Date"), as stipulated in Section 8.1 herein, or in such other manner and date set by the Board.

Linkage of the Exercise Price to the rise in the CPI shall be performed on August 1st of each calendar year (starting August 1st of the first calendar year following the year during which Options were granted under the Plan) based on the then known CPI compared to the CPI known on August 1st of the preceding calendar year (hereinafter: the "Base CPI").

If the increase rate of each annual CPI compared to the Base CPI is lower than 3%, the Exercise Price shall not be raised. If the increase rate of each annual CPI compared to the Base CPI is higher than 3%, the Exercise Price will be raised by the difference between the such increase rate and 3% (for example, if in a given year the rate of the CPI increase compared to the Base CPI was 5%, the Exercise Price will raise by 2%).

3.3.	Exercise Notices

A.
Holder of Options wishing to exercise his right (hereinafter in this Section 3.3: the "Applicant") will do so in accordance with the mechanism established in the guidelines of the stock exchange in which the shares are listed or by submitting to the Company and to the trustee a written request in the form attached hereto as Appendix A (hereinafter: the "Exercise Notice"), along with the grant letters referring to the Options to be exercised, and along with a cash consideration equal to the Exercise Price. The amount of shares that each Option holder will be entitled to purchase in consideration for the Exercise Price will be adjusted in the cases specified in Section 3.7 herein. Nevertheless, the Exercise Price will not be modified due to such adjustment (unless dividends are distributed, in which case the Exercise Price will be adjusted as specified in Section 3.8.C herein).

Delivery of an Exercise Notice to the Company, compliant with all the conditions set forth in this Plan will constitute the exercise date (hereinafter: the "Exercise Date").

Upon the Company's request, the Applicant will sign any ancillaries required by law or by the Company's regulations, in order effectuate the issuance of the Underlying Shares.

The Company's CEO may empower any person he deems fit, to sign, in the Applicant's name and on his behalf, any required document for the purpose of issuing the Underlying Shares. Nevertheless, the CEO may only do so pursuant to the Applicant's order to exercise his Options.

Unless the Applicant has fully complied with all required conditions for the exercise of his Options (which partial compliance may not be fixed by virtue of a Board or Committee resolution), the Exercise Notice will be deemed void and the Option grant letter as well as the consideration for the Exercise Notice will be returned to the Applicant, within two business days following the Exercise Notice's classification as void by the Company.

B.
Exercise Notice may not be canceled or amended. Options may not be partly exercised, but Option grant letter may be split as stipulated in Section 3.1 above. Offeree will not request to exercise less than 3,000 Options on any Exercise Date (hereinafter: the "Minimum Amount"). However, should the Offeree hold less than the Minimum Amount (or should such amount be held by the trustee on his behalf), the Offeree will be entitled to request all of such Options held by him or on his behalf to be exercised.

3.4.	Issuance and Certificates

A.
During the first business day following the Exercise Date, the Company will issue to the Offerees, through the Option grant letters, their respective Underlying Shares, and in light of receipt of approval for listing the Underlying Shares on the Tel-Aviv Stock Exchange (hereinafter: the "Stock Exchange"), the Company will request the Stock Exchange to register the Underlying Shares for trade on the Stock Exchange as close as possible to their issuance date.

The respective share certificates will be prepared and ready for delivery to the trustee or to the Offerees, as the case may be, at the Company's registered office by the end of the month succeeding their issuance date.

B.	Offerees may not be issued with fractions of the Underlying Shares.

3.5.	Expiration of Options

A.	Exercised Option will expire on the issuance date of its Underlying Shares.

B.
Option not exercised by the Expiration Date, i.e., its respective Exercise Notice, Exercise Price and Option grant letter were not received by the Company to such date, will expire and be deemed void and will not entitle its owner with any right, including the right to receive any payment, unless its Expiration Date was duly extended and all required approvals (either by law, by the Board or by the Committee) were received.

C.
Subject to the provisions of Section 9 herein, Option will expire upon termination of employer-employee relations between the Company and the respective Offeree, or upon termination of the respective office holder service with the Company, as the case may be.

3.6.	Rights Attached to the Underlying Shares

The Underlying Shares will grant the Offerees the right to participate in all cash dividend distributions or bonus share distributions and any other distribution for which the effective date for determining the right to participate in is on or after the Exercise Date, and from the Exercise Date onwards, the Underlying Shares will be attached with rights identical to those attached to the Company's issued ordinary shares par value NIS 0.01 as of the Exercise Date.

3.7.	Adjustments due to Bonus Shares Distribution, Participation in the Issuance of Rights and Dividend Distributions

From the grant date and to the expiration of the Exercise Period, the Exercise Price and/or the number of shares to be issued upon exercise of all Options will be adjusted in the following cases and manners, provided that the determining date regarding the following cases will be prior to the Exercise Date, including the Lock-Up Period as defined in Section 5.2 herein:

A.
Subject to the following provisions herein, should the Company distribute bonus shares to which the determining date for distribution is prior to the Exercise Date, than the Underlying Shares to be issued upon exercise of the Options and payment of the Exercise Price will be added with such amount of shares in the same class as the Offerees would have been entitled to receive should they had exercised their Options immediately prior to the abovementioned determining date.

The Exercise Price of each Option will not be modified due to the addition of such shares. Provisions relating to the Underlying Shares shall also apply, mutatis mutandis, to the shares which shall be added as abovementioned. Should adjustments under this subsection apply, the Offerees will not be entitled to a fraction of one whole share, and the provisions of Section 3.4.B above shall apply.

It is hereby clarified that the number of Underlying Shares the Offerees will be entitled to exercise will be adjusted only upon distribution of bonus shares, but not in the case of any other issuances (including issuances to interested parties).

B.
Should the Company's shareholders be offered, by way of rights offering, rights to purchase any securities, the number of Underlying Shares shall not be increased and the Company will be required to offer such rights under the same terms, or cause such rights to be offered, to the Offerees, mutatis mutandis (subject to the Offerees' entitlement to the Options), as if the Offerees had exercised their Options immediately prior to the determining date for the participation in such rights offering.

Securities issued upon exercise of rights (if such securities are exercised by the Offerees) – except for such amount of securities which value, based on the price of the "ex-rights", equals the value of the Offerees' investment for the exercise of rights (hereinafter: the "Amount of Free Shares") – shall be subject to the lock-up provisions applicable to the Underlying Shares and Options held by them (as stipulated in Section 5 herein). The Amount of Free Shares will be transferred to the Offerees shortly pursuant to their issuance.

C.
Should the Company distribute cash dividend, the determining date for which precedes the Exercise Date, the number of shares to be issued upon exercise of the Options shall not be adjusted, but as of the date on which the Company's shares ex-dividend will be traded, the Exercise Price will be equal the previous Exercise Price less the (gross) per share dividend amount (before tax) which was distributed to the Company's shareholders. It is hereby clarified that in any case the Exercise Price will not be lower than the Underlying Shares' par value.

Except for the adjustments specified above, no other adjustments to the Exercise Price and/or the number of Underlying Shares shall be in force.

3.8.	Miscellaneous Provisions for the Protection of Offerees

Upon the grant of Options and until expiration or exercise of such Options in accordance with this Plan herein, but in no event later than the termination of the Exercise Period, the following provisions shall apply, directly or through the trustee, for the protection of those Offerees holding Options:

A.
The Company's registered share capital will consist of sufficient amount of shares for the purpose of allocations under this Plan, subject to any adjustments due to changes in the Company's share capital, should such changes take place. Such registered but not issued share(s) at the termination of this Plan, shall not be subject to the protection provisions of this Plan.

B.
Should the Company consolidate its registered ordinary shares par value NIS 0.01 available in its issued share capital into shares of higher par value or subdivide them into shares of a lower par value, the number of Underlying Shares to be allocated following the exercise of the Options shall decrease or increase, respectively.

C.	The Company will not distribute to its shareholders holding registered ordinary shares par value NIS 0.01 each bonus shares which are not registered ordinary shares par value NIS 0.01 each.

D.	The Company will refrain from distributing bonus shares that may lead to the allocation of Underlying Shares at a price lower than its par value.

E.
The Company shall allow the Offerees to review copies of its periodical reports and its interim financial reports at its registered office during regular business hours. Upon the request of the Offerees, the Company will deliver a copy of the aforesaid reports to their registered addresses, as provided by them to the Company.

F.
The Company shall not resolve and shall not declare dividend or bonus shares distributions or offer of rights to purchase securities for which the determining date for their eligibility is prior to the date of the resolution on their distribution, and the determining date shall be no less than 10 days pursuant to the aforesaid resolution.

G.
Should the Company merge with another company, and the Company shall be the transferring company in the merger, the Offerees will receive Options and/or shares in the receiving company which will replace Options and/or shares, respectively, held by them immediately prior to the merger, and all provisions of this Plan shall continue to apply the Options and/or shares so received, mutatis mutandis. Notwithstanding the above, if the Company's shares will be replaced by new shares resulting from the merger, the Options will be exercisable into new shares and the adjusted Exercise Price will be based on the ratio by which the Company's shares will be replaced with such new shares.

H.
In the case of a decision regarding voluntary liquidation, every holder of Options which are registered in the Company's Options register (under his or the trustee's name) and their eligibility period had passed, shall be deemed to have exercise his exercise right immediately prior to the date of the resolution approving the voluntary liquidation. In such case, holder of such Options will be entitled to be paid an amount equal to the such amount he would have been entitled to upon voluntary liquidation, should he had exercised all of his Options immediately prior to the approval of such liquidation, less his respective Exercise Price.

3.9.	Amendments to the Rights Attached to Options and the Option Holders Meetings

The Company may, with the prior approval of an extraordinary resolution adopted at a separate general meeting of the Option holders and a special resolution of the Company's shareholders, both adopted by an ordinary majority, to enter into a settlement with the Option holders regarding any right or claim and/or to make any amendment or modification to their rights or any of the Option terms.

All provisions of the Company's Articles of Association relating to the Company's general meetings shall be considered as referring to separate general meetings of the Option holders, mutatis mutandis, so that the Options shall be regarded as a separate class of shares registered in the Company's share capital (for the avoidance of doubt, it is hereby emphasized that the Options will not qualify as the Company's shares). The quorum at an Option holders' meeting will be no less than two (2) Options holders present, either in person or through proxy, holding at least ten percent (10%) of the existing Options as of the date of such meeting.

If the quorum is not present within half an hour of the time set for the meeting, such meeting will be adjourned to the following week, on the same time and in the same place, or to any other time, and all matters on the agenda specified in the notice of the meeting, shall be discussed at such adjourned meeting. If a quorum is not present within half an hour of the time set for the adjourned meeting, the adjourned meeting shall commence at any number of participants present. Voting in general meetings of Option holders shall be performed only by poll, in which each Option shall grant its respective holder (or his proxy) with the right to one vote.

Notwithstanding the above, it is hereby clarified that any amendment designated for the benefit of the Offerees, including the extension of the Exercise Period or reducing the Exercise Price, will not be subject to the Offerees' approval (however, such amendment will be subject to receipt of all approvals required by law) and by signing the Undertaking, the Offerees express their general and specific consent, in advance, to all such amendments.

3.10.	Cancellation and/or Conversion of Options

Without derogating from the generality of the foregoing, the Board may, from time to time, cancel, in whole or in part, Options received by an Offeree who was granted with the right to exercise them under this Plan, which have not yet been exercised, and the Company's obligations under this Plan will be converted into one of the following:

A.
Cash payment to the Offeree (hereinafter: the "Cash Payment ") of an amount equal to the difference, if existing, between the Market Price (as defined below) of the shares to be issued pursuant to the exercise of the Options on the date of such cancellation, multiplied by the number of Options so canceled, and the cumulative Exercise Price of all shares to be issued upon the exercise of such Options (hereinafter: the "Difference"). It is hereby clarified that subject to any applicable law, purchase of such options will qualify as Distribution, as such term is defined Section 1 of the Companies Law, and will therefore be subject to the provisions of Section 302 of the Companies Law. It is hereby further clarified that should Cash Payment be paid to an Offeree, such Offeree will be entitled to receive it and will not be required to repay it to the Company, even if received by him prior to the relevant eligibility dates.

B.
Allocation or transfer of the Company's shares to the Offeree at the market price on the date of transfer, which equals the Difference, will be subject to receipt of all required approvals (hereinafter: "Payment in Shares"). The Board may require Offeree to repay the par value of the Company's shares (NIS 0.01 as of the date hereof) in order to issue him the shares.

C.	Combination of Cash Payment and Payment in Shares equal to the Difference, as shall be determined by the Board in its discretion.

"Market Price" means, at any given date, a share's value to be determined as follows: should the Company's shares be listed on a stock exchange, including the Stock Exchange, the Market Price will be the Company's share's closing price quote as provided by the stock exchange on the last trading day preceding the date of the relevant Board's decision, or as provided by any other source, as deemed appropriate by the Board in its reasonable discretion.

Without derogating from the above, and for the sole purpose of determining tax liability under Section 102 (b) (3) of the Ordinance, the share's market value on the date the Options were granted will be determined according to the average value of the Company's shares during the thirty (30) days period prior to the date of such Option grants.

If the Company's shares are not registered for trade on the Stock Exchange on the relevant date, the Market Price shall be determined by the Board at its reasonable discretion.

4.	IMPUTATION OF INCOME

To the extent that employer-employee relations exist between the Company and the Offerees, the income imputed to the Offerees as a result of the allocation of Options and/or the Underlying Shares, their transfer or sale or anything related to them, shall not be used for the purpose of determining the Offerees' social benefits. Without derogating from the above, such income shall not be used for the purpose of determining National Insurance payments, managers insurance, advanced study fund, provident funds, severance pay, vacation days, etc. Should the Company, pursuant to any applicable law, be required to take into consideration the above components for the purpose of determining real or conceptual income or gain imputed to the Offerees, the Offerees shall indemnify the Company for all related expenses incurred by it.

5.	ALLOCATION OF OPTIONS AND UNDERLYING SHARES TO THE TRUSTEE AND OFFEREES

5.1.
The trustee appointed by the Board for the purpose of executing this Plan, and which was, or will be, authorized by the Income Tax Authority, is S.G.S. Trustees Ltd. (hereinafter: the "Trustee"). The Trustee will be vested with all the powers under Section 102 of the Ordinance and any other authority vested in him as agreed upon between him and the Company under the trusteeship agreement.

5.2.
The Options will be allocated on the Trustee's name, will be deposited and held by him on behalf of the Offerees, and will be registered under his name in the Company's Options register, unless otherwise agreed upon between the Company and Offerees, for not less than twenty four (24) months pursuant to the issuance and deposit date of the Options with the Trustee, as stipulated in section 102 of the Ordinance, pr such other period prescribed by any applicable  law (hereinafter: the "Lock-Up Period"). Should the Options be exercised prior to the expiration of the Lock-Up Period, the Underlying Shares will be issued to the Trustee, registered under his name in the Company's share register and held by him on behalf of the Offerees so exercising them.

5.3.
The Trustee will not transfer the Underlying Shares to the Offerees prior to the expiration of the Lock-Up Period and prior to obtaining the Company's confirmation that the Exercise Price was duly paid.

5.4.
Allocation of Options to Offerees in accordance with this Plan, will be performed by virtue of delivery of a written notice to the Offerees by the Company, in the form attached hereto as Appendix B (hereinafter: the "Allocation Notice"), not later than forty five (45) days pursuant to the Company's management approval. The Allocation Notice will include, among other things, information regarding the Exercise Price of the Options, their Expiration Date and their date of eligibility.

6.	ENTITLEMENT TO OPTIONS

6.1.
Subject to the Lock-Up Period Offerees will be entitled to receive and/or exercise, as the case may be, the Options allocated to them, in whole or in part, in accordance with the entitlement dates agreed upon by the parties and set forth in the Allocation Notice to be delivered to the Offerees as stipulated in Section 5.4 above (hereinafter: the "Entitlement Dates").

Subject to the Entitlement Dates, Offerees will be entitled to exercise their Options, in whole or in part, on each business day until the Expiration Date. Subject to the provisions of Section 3.5(b) above, Options not exercised by the Expiration Date will expire and not confer any rights to their respective Offerees.

6.2.
Upon the end of the Lock-Up Period and subject to the provisions of this Plan (unless otherwise agreed upon by the Company and Offerees), the Offerees will be entitled at any time, to request the Trustee to transfer their respective Options and/or Underlying Shares (hereinafter, jointly: the "Securities") under their names, in whole or in part, provided that the Trustee will transfer such Securities only pursuant to the full payment of all applicable tax imposed under Section 102 and/or under the Rules (hereinafter: the "Applicable Tax") and pursuant to the Trustee's receipt of the assessing officer's confirmation regarding the full payment of the Applicable Tax, or pursuant to the Company's and/or the Trustee's withholding of the Applicable Tax as required by any applicable law.

6.3.
Offeree's right to receive and/or exercise the Options in accordance with this Plan, is subject to the Offeree's employment and/or service as an office holder in the Company on the applicable Entitlement Date, or to the Entitlement Date being prior to the Expiration Date caused by the Offeree's termination of employment in accordance with Section 9.2 herein. Should the Offeree's employment and/or service terminate pursuant to any applicable Entitlement Date and his Options shall terminate as stipulated in Section 9.2 herein, such Offeree's entitlement to receive any Options which their respective Entitlement Dates are yet to be due shall terminate as well. Nevertheless, subject to the provisions of Section 9.6 herein, the Offeree will be entitled to receive all Underlying Shares resulting from the Options exercised prior to their Expiration Date for which the Entitlement Date has passed, all subject to this Plan herein.

6.4.
For as long as the Options or Underlying Shares are held by the Trustee prior to the termination of the Lock-Up Period, the Offerees will not have any rights as Option holders/shareholders in the Company with respect to such Options or Underlying Shares, and will not receive any notice to participate and vote in the general meeting of the Company's shareholders. Nothing in this Section shall derogate from the Offerees' entitlement to receive dividends in respect of shares held by the Trustee on their behalf, which shall be as stipulated in Section 10 herein.

Pursuant to the termination of the Lock-Up Period and until transferred to the Offerees, each Offeree will be entitled to receive proxy from the Trustee for the purpose of voting in the general meetings of the Company's shareholders in accordance with the rights attached to his Underlying Shares held by the Trustee on his behalf.

6.5.
It is hereby clarified that the Trustee will not transfer Options and/or Underlying Shares to the Offerees prior to the termination of the Lock-Up Period and/or if the Entitlement Dates of the Options and/or Underlying Shares, if applicable, have not yet passed, and the Offerees will not be entitled to such transfer.

6.6.
Notwithstanding Section 6.5 above, should the Offerees demand that the Trustee transfer their respective Options and/or the Underlying Shares, in whole or in part, prior to the termination of the Lock-Up Period, the Offerees' income deriving from the allocation of the Options will  qualify as income under Section 102(b)(4) of the Ordinance. Accordingly, the Trustee will transfer the abovementioned Options and/or Underlying Shares only upon payment of the Applicable Tax upon receipt of the assessing officer's confirmation regarding the payment of the Applicable Tax by the Trustee, or upon the Company's and/or the Trustee's withholding of the Applicable Tax as required by any applicable law.

7.	LIMITATION ON TRANSFERABILITY OF THE OPTIONS AND/OR UNDERLYING SHARES

For as long as the Applicable Tax was not paid and for as long as the Options and/or Underlying Shares were not transferred from the Trustee to the respective Offerees and registered under their names, the Offerees' rights shall be personal and may not be divided, relinquished, transferred, assigned, pledged, withheld, foreclosed, or otherwise charged voluntarily or by virtue of law, except for transfer pursuant to a will or as required by law (in which case the provisions of Section 102 and the Rules with respect to the inheritors or transferees of the Offeree shall apply accordingly), and no proxy or transfer deed shall be provided in connection to them, whether effective immediately or at a future date, unless otherwise specifically stipulated in this Plan. Therefore, it is hereby clarified that Offerees are not entitled to transfer and/or avert and/or confer any right to the Options and/or Underlying Shares to any third party, in whole or in part, prior to the payment of tax deriving from their allocation and prior to receipt of the Options or Underlying Shares, as the case may be.

Any such transfer, whether directly or indirectly, whether made in order to receive immediate or future effect, shall be null and void.

8.	EXERCISE OF OPTIONS

8.1.
In order to exercise the Options allocated to them, the Offerees are required to deliver an Exercise Notice to the Trustee or to the Company, prior to the Expiration Date. In the Exercise Notice, the Offerees shall specify the amount of Options they wish to exercise, subject to the provisions of Section 3.3(b) above. The Allocation Notice shall be attached to the Exercise Notice along with the payment of the Exercise Price required by the Offerees and details regarding the way in which the Offerees intend to make such payment. In addition, the Offerees shall attach to the Exercise Notice all other documents which the Offerees are required to sign and submit as a condition to the exercise of their Options, as specified in this Plan and as determined by the Board or the Committee. It is hereby clarified that the Offerees may pay the Exercise Price by way of offset from their net salary, provided that the Company has given its consent to such way of payment. The date on which the Company approved such offset shall be considered as the date of receipt of the Exercise Price.

8.2.
Upon receipt of all required documents, certificates and payments from the Offerees in accordance with this Plan and any applicable law, the Trustee will deliver a notice to the Company in such designated form, as shall be from time to time. In case the Exercise Notice shall be submitted to the Company during the Lock-Up Period, the Company shall allocate the shares resulting from the exercise of the relevant Options under the Trustee's name, register the Trustee in the Company's Options register and issue share certificates on the Trustee's name, all subject to this Plan and in accordance with the provisions of Section 102.

8.3.
The Options are exercisable by the Offerees in whole or in part (nevertheless, an Option may not be partially exercised), provided that on the Exercise Date, such Options' Entitlement Date has passed, further provided that such exercise is executed prior to such Options' Expiration Date and further provided that the Offerees are employed and/or serve as office holders by the Company on any of the dates from the Options allocation date through the relevant Entitlement Date, all subject to the provisions of Section 9 herein.

9.	TERMINATION OF OFFEREES' EMPLOYMENT

9.1.
Subject to the applicable rules on the relevant date, should the Offerees' employment and/or service as office holders be terminated prior to the termination of the Lock-Up Period in accordance with the provisions of Section 102, the benefits specified in Section 102 shall apply, provided that they their terms.

9.2.
Without derogating from the provisions of Section 9.1 above, and subject to the provisions of Sections 9.2.1-9.2.3 herein, the Options will terminate on a date later than the date of termination of the employer-employee relations between the Offeree (who is employed by the Company, or who is a service provider, mutatis mutandis) and the Company, as follows:

9.2.1.
In the event of termination of the Offeree's employment not for a Cause, as such term is defined herein, and/or under such circumstances for which if fired or if he would have been fired by the Company, would entitle him to receive severance pay, the Options held by the Offeree will expire upon lapse of thirty (30) days from the termination of the employer-employee relations between him and the Company (provided that such date shall be prior to the Expiration Date), all subject to the provisions of Section 9.5 herein.

For the purposes of this Plan "Cause" shall mean:

A.	Conviction of a criminal felony bearing infamy or such criminal felony which affects the Company;

B.
Offeree's unreasonable refusal to perform a reasonable instruction of one of the Company's organs to which he is subject, directly or indirectly, regarding the Company's business or operations, which could have been performed in accordance with any applicable law;

C.	Embezzlement of the Company's or its affiliates' funds;

D.	Breach of fiduciary duty, including disclosure of the Company's confidential information.

9.2.2.
In the event of termination of Offeree's employment as a result of death, severe disease or disability (as determined by the Board or the Committee), the Offeree's Options shall expire upon the lapse of twelve (12) months pursuant to the date of termination of employer-employee relations between the Offeree and the Company (provided that the such date shall be prior to the Expiration Date), and during such period, the Offeree and/or his successors will be entitled to instruct the Trustee to exercise his/their Options for which the Entitlement Date has passed, or in the event such Options are not held by the Trustee, exercise the Options. Receipt of the Underlying Shares will be subject to the provisions of this Plan, and to the submission of a succession order or a probate order (in the event the termination of employment is due to the Offeree's death).

9.2.3.
It is hereby clarified that Options may be exercised at a date subsequent to the dates specified in Section 9.2 above (provided that the Entitlement Date precedes the date of termination of the employment), if the Board or the Committee so approved (and subject to receipt of all approvals required by any applicable law), provided that such date shall not be subsequent to the Expiration Date.

9.3.
In the event of the Offeree's termination of employment due to the circumstances described in Section 9.2.2 above, or due to dismissal, except for dismissal for a Cause or in circumstances justifying dismissal without severance pay in accordance with any applicable law, during or after the Lock-Up Period, the Board or the Committee may, but are not obligated to, postpone the Expiration Date of the Options held by such Offeree, or any part thereof, where their Entitlement Date is subsequent to the date of termination of the employer-employee relations between the Offeree and the Company, subject to receipt of all approvals required by any applicable law.

Without derogating from the generality of the foregoing, the Board or the Committee may condition the abovementioned postpone, in obtaining Income Tax Authority's confirmation that the provisions of section 102 and of the Income Tax Rules (Tax Relief for Share Allocations to Employees), 5763-2003 (as would apply in the event the Offeree's employment had not been terminated) will continue to apply with regards to the Options granted to the abovementioned Offeree.

9.4.
Subject to the provisions of Section 9.3 above, and for the avoidance of any doubt, it is hereby clarified that in any event of termination of Offeree's employment (for any reason), the Offeree will not be entitled to receive the Options and/or Underlying Shares, in whole or in part, of which the Entitlement Date has yet to pass, from the Trustee, as specified in Section 6 above.

9.5.
Notwithstanding the provisions of this Section 9, in any event of termination of the Offeree's entitlement to exercise his Options, in whole or in part, under the circumstances specified in this Section 9, the Board may, at its sole discretion and subject to the provisions of any applicable law, transfer the rights to such Options, in whole or in part, to other of the Company's employees and/or office holders, who are not interested parties by virtue of their holdings and who will not become interested parties upon exercise of such Options, as the term "interested party" is defined in the Stock Exchange Company guidelines (and is therefore not a controlling shareholder and will not become controlling shareholder upon exercise of such Options, as the terms "controlling shareholder" is defined in the Ordinance), and who qualify as Offerees. As abovementioned, in the event the Company chooses not to transfer such Options to other parties, such Option will terminate and become void.

9.6.
In the event an Offeree's employment and/or service as office holder was terminated for a Cause and/or under such other circumstances according to which such Offeree is entitled to severance pay, the Offeree's right to exercise the non-exercised Options will expire on the earlier of the date the Company provided the Offeree with a dismissal notice or the employment/service termination date, as the case may be, unless the extension of the period during which the Options may be exercised was approved by the Board.

9.7.	For the avoidance of any doubt, it is hereby clarified that the provisions of this Section 9 shall apply to office holder Offerees who do not have employer-employee relations with Company.

10.	DIVIDENDS

10.1.	Holders of Underlying Shares will have the right to receive dividends as of the Exercise Date of such Underlying Shares.

10.2.
Offeree's right to receive dividends will be determined according to the amount of Underlying Shares held by him (either directly or through a Trustee), and subject to the applicable tax withholding at the date of distribution (hereinafter: the "Net Dividend").

10.3.
In the event a dividend is distributed in cash, the dividend will be distributed only with respect to such shares allocated to the Offerees by the "determining date" for the dividend distribution. Offerees will have no claim against the Company, its directors or shareholders if for any reason (either attributed to the company or to the Offerees), the shares were not issued to the Offerees by such determining date.

10.4.
The Company will not adopt any resolution and will not declare dividend distribution in the event that the "determining date" establishing the right to receive such dividend precedes the adoption date of the resolution and such "determining date" will be not less than ten (10) days pursuant to the adoption of such resolution or of such declaration.

10.5.
Subject to the applicable tax withholding, all Net Dividends distributed to the Underlying Shares held by the Trustee during the Lock-Up Period will be transferred to the Offerees as soon as possible pursuant to its receipt by the Trustee.

10.6.	The Company or the Trustee may offset and withhold from any declared and distributed dividend any of the Offeree's debts to the Company or to the Trustee and any due tax or fee.

11.	TAXATION AND OTHER ARRANGEMENTS RELATING TO THE OPTION GRANTS

11.1.
The Options to be granted pursuant to this Plan will be granted within the framework of the employment relationship existing between the Company and the employee or office holder participating in this Plan (hereinafter: the "Employee"). The Employee will bear all applicable taxes and fees (whether in Israel or abroad) in respect of the Options, dividends or any other benefit in respect thereof, in connection with charges that will accrue to the Employee and/or the Company and/or the Trustee pursuant to this Plan.

11.2.
The Company and/or the Trustee will withhold in accordance with any applicable law all Applicable Tax and other charges, as required by the provisions of any applicable law and this Plan. The Employee agrees to indemnify the Company and the Trustee and exempt them from all obligations for payment of taxes, interest and fines and any other payments, including with respect to charges which are the result of an omission by the Company and the Trustee of not withholding any Applicable Tax from any payment transferred to the Employee.

The trustee and/or the Company will not transfer the Underlying Shares to the Offeree until the full and complete payment of all of the abovementioned payments.

11.3.
If during the period this Plan is in force the Company will be required to pay tax in relation to the allocation and/or exercise of Options, and the Company will not have the sufficient amounts to withhold such tax from the amount due to the Employee, the Company will be entitled not to perform the action from which such tax is due, unless the Employee will directly pay the amounts so required.

11.4.
Should the income tax policy change during the term of this Plan, in such manner to benefit with the Employees or provide them and/or the Company with new relief under Section 102, such new benefits and/or relief shall also apply to the Offerees.

12.	CONTINUED EMPLOYMENT

No provision of this Plan shall be interpreted as an obligation and/or consent of the Company to employ or receive services from the Employees for any period, and no provision of this Plan shall be interpreted to limit the Company's right to terminate the employment or engagement with any of the Employees at any time, at its sole discretion and in accordance with any applicable law. The Offerees will have no claim against the Company regarding the denial of their rights under Section 102 and/or expiration of Options granted to them due to termination of employment and/or tenure in the Company.

13.	NECESSARY APPROVALS

13.1.	This Plan was approved by the Board on August 1, 2011.

13.2.
The allocation of Options under the Plan is subject to approval of the Stock Exchange for the listing of the shares resulting from the exercise of the Options, and the approval of the Income Tax Authority for the application of the provisions of Section 102 regarding the allocation of Options to the Offerees and their exercise (for the purpose hereof, 90 days from the date of delivery of the Plan to the assessing officer shall suffice to deem the Plan as approved by him).

In addition, the allocation of Options under this Plan is subject to the approval of the Company, in accordance with the provisions of any applicable law.

14.	AMENDMENT OF PROVISIONS

Without derogating from the powers of the Board or the Committee under this Plan and the provisions of Section 3.9 above, and subject to receipt of all approvals required by any applicable law, the Board or the Committee may, at any given time, amend the provisions of this Plan without the Offerees' approval, provided that such amendments will not have adverse affect on the Offerees' rights under this Plan with respect to Securities issued to them by the Company prior to the proposed amendment, without their prior written consent.

Notwithstanding the above, it is hereby clarified that if any amendment is for the Offerees' benefit, including by extending the Exercise Period or reducing the Exercise Price, such amendment will not require the Offerees's consent (but will be subject to receipt of all approvals required by any applicable law) and the Offerees, by signing the Undertaking, give their consent to such amendments, whether in general or specific (i.e., the Offerees, in whole or in part, give their consent to any amendment that benefits one of them or more).

15.	OFFEREES' ADDITIONAL LIABILITIES

As an integral part of this Plan and as a condition for the receipt of Options granted to Offerees under this Plan, every Offeree will sign an Undertaking, in the form attached hereto as Appendix C, in which he will undertake and declare that he read, understood and agrees to the terms of this Plan, which includes also the following undertakings:

15.1.	The Offeree will sign any document and perform any action necessary to carry out the allocation of Options and/or the exercise of Options and/or expiry and/or any other action related to this Plan.

15.2.
The Offeree will not transfer the Options and/or the Underlying Shares allocated under Section 102, by means of a tax exempted transfer and will not request a tax exemption under sections 104A or 104B or 97(a) of the Ordinance for the transfer of the Options or Underlying Shares, prior to the full and complete payment of the Applicable Tax.

15.3.
Subject to any other plan and/or order and/or agreement and/or understanding between the Company and the Offeree in relation to the allocation of other of the Company's securities, the Plan shall supersede any previous agreement, arrangement and/or understanding, whether written or oral, between and the Company and/or its directors and/or shareholders in regard to issues included in this Plan and/or shares and/or Options of the Company, and any such agreement, arrangement and/or understanding regarding the issues included in the Plan and/or its shares as and/or Options, if any, are null and void.

15.4.
Offerees will be bound by the arrangement that will apply by virtue of Section 102, as may be in effect from time to time, and in accordance with the Ordinance and the trust agreement between the Company and the Trustee, which will supersede, in the event of a conflict, any other provision stipulated in this Plan.

15.5.
The Offeree is aware of the tax implications regarding the Plan and that the Offeree will bear all taxes of any kind deriving from or related to the Options and/or the Underlying Shares, whether the provisions of Section 102 will apply or not. The Offeree will confirm he give his consent that without derogating from his obligation to pay all taxes in connection with the Options and/or the Underlying Shares, the Company and/or the Trustee will be entitled to withhold taxes from all payments due to the Offeree from the Company.

15.6.
The Offeree is familiar with the Company and its operations and its incorporation documents, and he is aware of the possibility of financial risk from exercising the Options and holding the Underlying Shares. The Offeree confirms that he will not have any claim against the Company and/or any of its office holders, Employees, consultants or shareholders in the event that his investment in the Options and/or Underlying Shares will not succeed for any reason.

15.7.	The Offeree acknowledges that the Options and Underlying Shares offered to him are subject to the receipt of all necessary approvals set forth in Section 13 above.

15.8.	The Offeree undertakes to comply with the provisions of any applicable Israeli law regarding with the use of the Company's inside information.

15.9.	The Offeree undertakes to indemnify the Company and/or the Trustee in respect of any of their damages resulting from a breach of any of his obligations and/or undertakings under this Plan.

16.	MISCELLANEOUS

16.1.
This Plan and any ancillary thereof, including any agreement, shall be exclusively governed, for all purposes, by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction under this Plan.

16.2.
Any notice required in accordance with this Plan or any agreement thereof shall be given in writing and shall be deemed to have been delivered on the date of delivery to the addressee by hand or by fax, or upon the lapse of 3 (three) business days from delivery by registered mail.

16.3.	The Company shall bear and pay all expenses related to this Plan, including costs related to the holding of securities by the Trustee in accordance with Section 102.

THE OFFEREES SHOULD CONSIDER THE TAX IMPLICATIONS REGARDING PARTICIPATION IN THIS PLAN. THE PROVISIONS OF THIS PLAN SHOULD NOT BE CONSIDERED AS AN AUTHORITATIVE INTERPRETATION OF THE PROVISIONS OF ANY LAW INCLUDED, MENTIONED OR REFERRED TO ABOVE OR A COMPLETE DESCRIPTION OF ANY TAX PROVISIONS RELATING TO THE PLAN AND SHOULD NOT BE CONSIDERED AS PROFESSIONAL ADVICE. IT IS ADVISED THAT THE OFFEREES SEEK PROFESSIONAL ADVICE IN ACCORDANCE WITH THEIR SPECIFIC CHARACTERISTICS AND NEEDS.

Appendix A

Medigus Ltd.		S.G.S. Trustees Ltd.
PO Box 3030		the Museum Tower, 4 Berkowitz Street
Omer, 34965		Tel Aviv, 61180
(the "Company")	(the "Stock Exchange Member")	(the "Trustee")

__ day of ____ the year ______

Dear Sir/Madame,

Re: Exercise Notice of Options (Series A) of Medigus Ltd.

1.
I hereby inform you of the exercise of _____ registered, non-tradable Options (Series A) of the Company allocated to me under of the Share Option Plan (Series A), for the Allocation of Non-Tradable Options to the Company's Office Holders and Employees, approved by the Company's Board of Directors on August 1st, 2011 (the "Allocation Plan"). Such options are exercised into ________ of the Company's ordinary shares par value NIS 0.01 each for a cash consideration of NIS ______ per share, in the total sum of NIS ________ (the "Consideration").

I would like to offset the Consideration from my upcoming monthly salary to be paid by the Company / pay by check drawn under the Company's name in the amount of NIS ________ * attached hereto to this notice.

2.
In addition, I hereby irrevocably instruct the Trustee to hold the shares on by behalf, to sell the shares, in whole or in part, as it, or anyone on his behalf, deems fit, through the Stock Exchange Member, at such price which shall not be lower than ________ / with no price limitation * ,or I hereby instruct the Trustee to refrain from selling the shares until further notice from me *.

3.
If it the Trustee will not be able to sell the shares in accordance with my instructions, for any reason, within six months from the date of this notice, I hereby instruct the Trustee to transfer the shares to me, to a bank account to be provided by me, subject to my payment of taxes as set forth in Section 5 herein prior to such transfer of such shares.

4.
I hereby request the Trustee to withhold tax at a rate of 25% or at the applicable rate that will apply at that time according to law (the "Tax Payment") from the consideration received for the sale of the shares by the Trustee, in whole or in part (the "Share Consideration"), after the deduction of fees as agreed and/or will be agreed between the Company and the Stock Exchange Member, and to transfer the amount withheld to the assessing officer, as a payment on account of applicable tax regarding the allocation of options to employees, all as set forth in the Allocation Plan.

5.
I acknowledge that I will bear the liability to pay any applicable tax required to be paid in addition to the tax withheld by the Trustee in accordance with Section 4 above, and the Company and/or the Trustee will bear no such obligation.

6.	I hereby declare that I have not relied on the Company or on any related of affiliated party for tax advice on the matter at hand.

7.
I hereby request that the Trustee will transfer the net Share Consideration (after payment of the Tax Payment), on a date as close as possible to the sale of the shares, to bank account number ________,  ________ branch, under ____________ name.

Employee Name:                     ________________

Signature:                                ________________

* Delete as appropriate

Appendix B

__ day of ____ the year 2011

Dear Director \ Employee,

Re: Allocation Notice

We hereby inform you that in accordance with the resolution of the Company's Board of Directors, dated August 1, 2011, according to which the Company has adopted the Share Option Plan (Series A), for the Allocation of Non-Tradable Options to the Company's Office Holders and Employees (the "Plan"), in accordance with the provisions of the Income Tax Rules (Tax Relief for Share Issuances to Employees), 5763–2003 (the "Rules"), the Company's Board of Directors has adopted a resolution to allocate options to you, as further elaborated below.

As per the foregoing resolution, and subject to your signing on the attached Undertaking and its submission to the Company no later than ______ __ 2011, __________ of the company's Options (Series A) (the "Options") will be allocated to you. The Options will be allocated for no consideration.

Each Option so allocated will be exercisable into one of the Company's ordinary shares par value NIS 0.01 each for a cash consideration of NIS 0.91 (linked to the Consumer Price Index as specified in the Plan). You are entitled to receive and/or exercise the Options of any part thereof, on each business day until the lapse of six years from their respective grant date in accordance with the terms and conditions stipulated in the Plan, and in accordance with the entitlement dates specified below:

▪ As of the lapse of one year from the Allocation Date – you will be entitled to exercise 25% of the Options;

▪ As of the lapse of two years from the Allocation Date – you will be entitled to exercise additional 25% of the Options;

▪ As of the lapse of three years from the Allocation Date – you will be entitled to exercise an additional 25% of the Options;

▪ As of the lapse of four years from the Allocation Date – you will be entitled to exercise the remaining 25% of the Options.

For this purpose, the term "Allotment Date" shall mean the date of grant of the Options, after receiving all the necessary permits and approvals for this purpose under any applicable law as set forth in Section 13 of the Plan.

The provisions of the Plan, the trust agreement between the Company and the Trustee, and the Rules will apply to the Options. Copy of the Plan is attached to this letter. The trust agreement is available for your review in the Company's offices.

Sincerely,

Medigus Ltd.

Appendix C

Medigus Ltd.                                                                                S.G.S. Trustees Ltd.
PO Box 3030                                                                                  the Museum Tower, 4 Berkowitz Street
Omer, 34965                                                                                  Tel Aviv 61180
(the "Company")                                                                          (the "Trustee")
__ of ______ 2011

Gentlemen,

Re: Option Allocation – Undertaking

1.
I hereby give my consent to the allocation of ________ of the Company's non-tradable options (series A) (the "Options"), under the Trustee's name, who will hold such Options in trust, on my behalf, all according to the Share Option Plan (Series A), for the Allocation of Non-Tradable Options to the Company's Office Holders and Employees, approved by the Company's Board of Directors on August 1st, 2011 (the "Plan").

2.
I hereby confirm that I understand the provisions of Section 102 of the Income Tax Ordinance [New Version], 5721–1961 (the "Ordinance") and the tax track that is applicable to me under the Plan and that I have read, understood and agreed to its terms, as adopted by the Company.

3.
I undertake  to be bound by any arrangement by virtue of Section 102 of the Ordinance, as may be in effect from time to time, and in accordance with the Ordinance and with the trust agreement signed between the Company and the Trustee, , which shall supersede in the event of a conflict with any other provision of the Plan.

4.
I hereby undertake to sign all documents and to take any action necessary to carry out the allocation of Options and/or exercise of Options and/or expiration and/or any other action related to the Plan.

5.	I undertake to comply with the any applicable provisions of the laws of the State of Israel regarding the Company's inside information.

6.
I hereby acknowledge the tax implications regarding the Plan and undertake to solely bear all tax deriving from or related to the Options and/or their underlying shares resulting from their exercise, whether the provisions of Section 102 of the Ordinance apply or not. In addition, I acknowledge and undertake that, without derogating from the aforesaid obligation to pay all taxes in connection with the Options and/or the underlying shares, the Company and/or the Trustee shall be entitled to withhold tax from the payments due to me from the Company.

7.
I hereby confirm that I am familiar with the Company and its operations and its incorporation documents, and I acknowledge the economic risk upon exercise of the Options and holding the underlying shares. I undertake not to have any claim against the Company and/or any of its office holders, employees, consultants or shareholders in the event that my investment in the Options and/or shares fails for any reason.

8.
I acknowledge that, subject to any plan and/or order and/or agreement and/or other understanding between me and the Company with respect to the allocation of other of the Company's securities, the provisions of the Plan shall prevail any agreement, arrangement and/or prior understanding, whether written or oral , between me and the Company and/or any of its directors and/or shareholders in regard to matters included by the Plan and/or with respect to the Company's shares and/or Options and any such agreement, arrangement and/or understanding regarding the matters included in the Plan and/or regarding shares as and/or Options, if any, are null and void.

9.
I hereby undertake not to transfer Options and/or the underlying shares allocated under Section 102 of the Ordinance in a tax exempt transfer, and not to request a tax exemption under Sections 104A or 104B or 97(a) of the Ordinance, due to the transfer of Option or shares issued pursuant to the exercise of Options, prior to my full and complete payment of all applicable tax.

10.	I hereby undertake to bear all expenses related to the exercise of the Options.

11.	I hereby undertake to indemnify the Company and/or the Trustee for any of their damages resulting from any breach of my abovementioned undertakings.

12.	I hereby acknowledge that the Options and the underlying shares are being allocated to me subject to receipt of all required permits and approvals set forth in Section 13 of the Plan.

Sincerely,

Name of Offeree: ________________

Signature: ______________________